UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PAYONEER GLOBAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70451X104

(CUSIP Number)

Susquehanna Growth Equity, LLC 401 City Avenue, Suite 220 Bala Cynwyd PA 19004 Attn: Jason Wolfe	Troutman Pepper Hamilton Sanders LLP Hercules Plaza 1313 Market Street, Suite 5100 Wilmington, DE 19899 Attn: Matthew Greenberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Susquehanna Growth Equity Fund III, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,315,023

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,315,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,315,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Mergers (as defined below).

(2) All calculations of percentage ownership herein are based on a total 338,344,659 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Mergers on June 25, 2021.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Susquehanna Growth Equity Fund V, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,327,859

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,327,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,327,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Mergers.

(2) All calculations of percentage ownership herein are based on a total 338,344,659 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Mergers on June 25, 2021.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Susquehanna Growth Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,642,882

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,642,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,642,882

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Mergers.

(2) All calculations of percentage ownership herein are based on a total 338,344,659 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Mergers on June 25, 2021.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Amir Goldman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,642,882

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,642,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,642,882

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Mergers.

(2) All calculations of percentage ownership herein are based on a total 338,344,659 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Mergers on June 25, 2021.

CUSIP No. 70451X104

1	NAMES OF REPORTING PERSONS
Arthur Dantchik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,642,882

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,642,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,642,882

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Mergers.

(2) All calculations of percentage ownership herein are based on a total 338,344,659 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Mergers on June 25, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Payoneer Global, Inc., a Delaware corporation (“Payoneer” or the “Issuer”). The principal executive office of the Issuer is located at 50 W 30th St., New York, New York 10001.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of (i) Susquehanna Growth Equity Fund III, LLLP, a Delaware limited liability limited partnership (“SGE Fund III”), (ii) Susquehanna Growth Equity Fund V, LLLP a Delaware limited liability limited partnership (“SGE Fund V” and, together with SGE Fund III, the “Funds”), (iii) Susquehanna Growth Equity, LLC, a Delaware limited liability company (“SGE Adviser”), (iv) Amir Goldman, a citizen of the United States (“Mr. Goldman”), and (v) Arthur Dantchik, a citizen of the United States (“Mr. Dantchik,” and collectively with the Funds, SGE Adviser, and Mr. Goldman, the “Reporting Persons”).

SGE Adviser provides investment advisory services to the Funds, which directly hold the shares of Common Stock reflected as being beneficially owned by the Funds herein, and in such capacity SGE Adviser has voting and dispositive power over such shares. Mr. Goldman and Mr. Dantchik are the sole members of the investment committee of SGE Adviser, which is empowered to vote or dispose of the shares on behalf of the Funds. SIG Growth Equity GP, LLC (the “GP”), is the general partner of each Fund. Jeffrey Yass, a citizen of the United States (“Mr. Yass”), owns more than 50% of the outstanding voting interests of the GP.

Mr. Goldman is a member of the board of directors of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated July 6, 2021, a copy of which is attached hereto as Exhibit 1.

The principal business address and principal office of the Reporting Persons, the GP and Mr. Yass is 401 City Avenue, Suite 220, Bala Cynwyd PA 19004. The principal business of SGE Adviser and each Fund is making and managing growth equity-focused investments. The principal employment of Mr. Goldman is making and managing growth equity-focused investments. The principal employment of Mr. Dantchik and Mr. Yass is engaging in securities investment and trading.

During the last five years, none of the Reporting Persons nor the GP nor Mr. Yass has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or entity or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 3, 2021, the Issuer, then known as New Starship Parent, Inc., entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with FTAC Olympus Acquisition Corp. (“FTOC”), Starship Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“First Merger Sub”), Starship Merger Sub II Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Second Merger Sub”), and Payoneer Inc. (the “Predecessor”). At the Closing of the Mergers on June 25, 2021, the following transactions occurred:

●       First Merger Sub merged with and into FTOC (the “FTOC Merger”), with FTOC surviving as a direct wholly owned subsidiary of the Issuer;

●       immediately after the FTOC Merger, Second Merger Sub merged with and into the Predecessor (the “Payoneer Merger” and, together with the FTOC Merger, the “Mergers”), with the Predecessor surviving as a direct wholly owned subsidiary of the Issuer; and

●       upon consummation of the transactions contemplated by the Merger Agreement, the Issuer was renamed “Payoneer Global Inc.”

Prior to the Closing of the Mergers, (i) the Funds were holders of preferred and common stock of the Predecessor. Upon the Closing of the Mergers, the Funds received the shares of Common Stock of the Issuer that are the subject of this Schedule 13D as consideration in the Mergers. In connection with the Mergers, SGE Fund V’s previous investment in the non-voting Series 1 Preferred Stock of the Predecessor was not converted in the Mergers and such Series 1 Preferred Stock remains outstanding and held by SGE Fund V.

The Merger Agreement and amendments thereto are filed as Exhibits 2, 3 and 4 to this Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D, including, without limitation, information as to the rights and obligations of the Funds pursuant to the terms of the Lock-up Agreement, the Registration Rights Agreement and the Indemnification Agreement (each as defined in Item 6) and the other matters described therein, is hereby incorporated by reference.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, (iv) to engage in any hedging or similar transactions with respect to securities of the Issuer; or (v) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The information contained in the cover pages of this Schedule 13D is incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon on a total 338,344,659 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Mergers on June 25, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 1, 2021.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)	Other than as described herein and elsewhere in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past sixty (60) days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement

In connection with the Mergers, the Funds entered into a Lock-up Agreement with the Issuer. Pursuant to the terms of the Lock-up Agreement, the Funds have agreed not to transfer or dispose of Common Stock for a period of 180 days following the Closing of the Mergers. The form of Lock-up Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Mergers, the Funds entered into a Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, the Issuer will be obligated to file a resale shelf registration statement on behalf of the Funds and the other stockholder parties thereto within 15 calendar days after the Closing of the Mergers. The Registration Rights Agreement will also provide the Funds and the other stockholder parties thereto with demand, “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions. In addition, subject to certain exceptions, each party to the Registration Rights Agreement has agreed for a period of time not to transfer or dispose of Common Stock. The Registration Rights Agreement is filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.

Indemnification Agreement

The Issuer entered into separate indemnification agreements with each of its directors and executive officers, including Mr. Goldman. The indemnification agreements provide that the Issuer will indemnify each of its directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as one of our directors or executive officers, to the fullest extent permitted by Delaware law, the Issuer’s Charter or the Issuer’s Bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, the Issuer will advance all expenses actually and reasonably incurred by our directors and executive officers in connection with a legal proceeding involving his or her status as a director or executive officer. The form of Lock-up Agreement is filed as Exhibit 7 to this Schedule 13D and is incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons are parties to a Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. The Joint Filing Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement, dated July 6, 2021

2	Agreement and Plan of Reorganization, dated as of February 3, 2021, by and among FTAC Olympus Acquisition Corp., New Starship Parent, Inc., Starship Merger Sub I Inc., Starship Merger Sub II Inc., and Payoneer Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4, filed with the SEC on February 16, 2021).

3	Amendment to Agreement and Plan of Reorganization, dated as of February 16, 2021 (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4, filed with the SEC on February 16, 2021).

4	Amendment No. 2 to Agreement and Plan of Reorganization, dated as of May 10, 2021 (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-4, filed with the SEC on May 10, 2021).

5	Form of Lock-up Agreement, by and among FTAC Olympus Acquisition Corporation, New Starship Parent Inc., Payoneer Inc., and other persons thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of FTAC Olympus Acquisition Corporation (SEC File No. 001-39469) filed with the SEC on February 3, 2021).

6	Registration Rights Agreement, dated as of June 25, 2021, by and among the Issuer, FTAC Olympus Sponsor, LLC, FTAC Olympus Advisors, LLC, and the stockholder parties thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2021).

7	Form of Indemnification Agreement, by and between the Issuer and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021	Susquehanna Growth Equity Fund III, LLLP By: Susquehanna Growth Equity, LLC, its authorized agent

	By:	/s/ Amir Goldman
	Name:	Amir Goldman
	Title:	Vice President

Susquehanna Growth Equity Fund V, LLLP
By: Susquehanna Growth Equity, LLC, its authorized agent
	By:	/s/ Amir Goldman
	Name:	Amir Goldman
	Title:	Vice President

Susquehanna Growth Equity, LLC

	By:	/s/ Amir Goldman
	Name:	Amir Goldman
	Title:	Vice President

/s/ Amir Goldman
	Name:	Amir Goldman

/s/ Arthur Dantchik
	Name:	Arthur Dantchik